Date: October 21, 2009

Contact: William W. Traynham, Chief Financial Officer
                   434-773-2242
                   traynhamw@amnb.com

Traded: NASDAQ Global Select Market   **Symbol:**   AMNB

AMERICAN NATIONAL BANKSHARES INC. REPORTS THIRD QUARTER 2009 EARNINGS

- *Q3 net income of $2.2 million and diluted EPS of $0.35per share*
- *Q3 net interest margin 3.91%*
- *Average shareholders' equity of $103 million represents 12.77% of assets*

Danville, VA -- American National Bankshares Inc. (NASDAQ: AMNB), parent company of American National Bank and Trust Company, today announced third quarter 2009 net income of $2,167,000 compared to $2,224,000 for the same quarter in 2008, a 2.6% decline. Basic earnings per share were $0.36 for the 2009 quarter, unchanged from the 2008 quarter. Diluted earnings per share were $0.35 for the 2009 quarter compared to $0.36 for the 2008 quarter. This net income produced returns on average assets and average equity of 1.07% and 8.38%, respectively. For the quarter return on tangible equity was 11.30%.

Net income for the nine month period of 2009 was $4,641,000 compared to $6,338,000 for the comparable period of 2008, a 26.8% decline. Earnings per share, basic and diluted, were $0.76 for the 2009 period compared to $1.04, basic and diluted, for the 2008 period. Earnings for the 2009 period were adversely impacted by a first quarter $1.2 million pre-tax charge writing down other real estate owned and increased FDIC premiums and a special assessment.

Financial Performance and Overview
"Our third quarter net income was almost $2.2 million, down less than 3% from the same quarter a year ago, stated Charles H. Majors, President and Chief Executive Officer, "While we are not satisfied with these earnings, we are encouraged that American National continues to be solidly profitable and maintains its position as a well capitalized community bank.
"We believe that our primary corporate mission is to build shareholder value and that, over time, the primary driver of that process is the quality and consistency of our earnings. We think our shareholders are seeing the fruits of that strategy more than most of our peers. Our market price at the end of the quarter was 127% of book value. Our total shareholder return for the twelve months ended June 30, 2009 was sixth highest among publicly traded bank holding companies.
"During the third quarter, compared to the prior year quarter, we experienced decreases in service charge income and trust income and increased costs of deposit insurance. However, we were pleased, and somewhat surprised, that we did not have another special FDIC assessment, comparable to the second quarter charge of $360,000. Further, our secondary market mortgage operation showed significant gains and net interest income improved over 2%.
"Businesses and consumers are continuing to deleverage their balance sheets. This macroeconomic trend is reflected in a 5.6% decline in our loan portfolio since year-end. These are difficult times, but we are optimistic that the business cycle will improve and, when that occurs, we will be prepared to resume quality growth in earning assets and profitability."

Capital
American National's capital ratios are among the highest in its peer group. At September 30, 2009, average shareholders' equity was 12.77% of average assets.

Credit Quality Measurements
Nonperforming assets ($3.1 million of non-accrual loans and $4.6 million of foreclosed real estate) were significantly below industry averages and represented 0.95% of total assets at September 30, 2009, compared to 0.91% at December 31, 2008. The allowance for loans losses was $8.3 million or 1.53% of loans at September 30, 2009 compared to 1.37% at December 31, 2008.

Net Interest Income
Net interest income increased to $7,000,000 in the third quarter of 2009 from $6,856,000 in the third quarter of 2008, an increase of 2.1%. Net interest income has been adversely impacted by historically low market interest rates. The Bank has mitigated the environment by reducing the cost of its interest bearing liabilities. The Company's net interest margin has improved one basis point (0.01%) in the third quarter 2009 compared to the same quarter in 2008, though for the nine month period the margin declined eight basis points (0.08%).

Noninterest Income
Noninterest income totaled $2,119,000 in the third quarter of 2009, compared with $2,062,000 in the third quarter of 2008, a 2.8% increase. Noninterest income continued to be negatively impacted by the market-related declines in trust and brokerage income. However, increases in secondary market mortgage income and smaller increases in other categories offset that negative impact.

Noninterest Expense
Noninterest expense totaled $5,598,000 in the third quarter of 2009, compared to $5,485,000 in the third quarter of 2008, a 2.1% increase. The major factor impacting noninterest expense was deposit insurance costs. During the third quarter the Bank incurred costs of $203,000 compared to $47,000 for the prior year quarter, over a 300% increase. For the nine month period FDIC costs increased $896,000, over a 1000% increase over the prior year. These increases were due primarily to industry-wide conditions which resulted in increased FDIC costs for all member banks.

About American National
American National Bankshares Inc. is a bank holding company with assets of $810 million. Headquartered in Danville, Virginia, it is the holding

company of American National Bank and Trust Company, a community bank serving Southern and Central Virginia and the northern portion of Central North Carolina with nineteen banking offices. The Bank also manages an additional $419 million of assets in its Trust and Investment Services Division. Additional information is available on the Bank's website at www.amnb.com. The shares of American National Bankshares Inc. are traded on the NASDAQ Global Select Market under the symbol "AMNB."

Forward-Looking Statements

This press release may contain "forward-looking statements," within the meaning of federal securities laws that involve significant risks and uncertainties. Statements herein are based on certain assumptions and analyses by the Company and are factors it believes are appropriate in the circumstances. Actual results could differ materially from those contained in or implied by such statements for a variety of reasons including, but not limited to: changes in interest rates; changes in accounting principles, policies, or guidelines; significant changes in the economic scenario; significant changes in regulatory requirements; and significant changes in securities markets. Consequently, all forward-looking statements made herein are qualified by these cautionary statements and the cautionary language in the Company's most recent Form 10-K report and other documents filed with the Securities and Exchange Commission. American National Bankshares Inc. does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.